Exhibit 99.1

Jiayuan Announces Second Quarter 2012 Financial Results

BEIJING, China, August 16, 2012 — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights(1)

•                      Net revenues for the second quarter 2012 were RMB99.4 million (US$15.6 million), a year-over-year increase of 19.2%.

•                      Operating income for the second quarter 2012 was RMB18.5 million (US$2.9 million), an increase of 202.8% from RMB6.1 million for the corresponding quarter of 2011. Excluding share-based compensation, non-GAAP(2) operating income for the second quarter 2012 was RMB19.0 million (US$3.0 million), compared to RMB26.3 million for the corresponding quarter of 2011.(3)

•                      Net income attributable to Jiayuan for the second quarter 2012 was RMB20.5 million (US$3.2 million), an increase of more than 13 times from RMB1.4 million for the corresponding quarter of 2011. Excluding share-based compensation, non-GAAP net income attributable to Jiayuan for the second quarter of 2012 was RMB21.0 million (US$3.3 million), compared to RMB21.6 million for the corresponding quarter of 2011.

“In an increasingly competitive market environment, Jiayuan’s commitment to providing the most trusted and enjoyable platform for finding love is ensuring that more of China’s singles are more engaged with our site than ever before,” said Ms. Rose Gong, founder and co-CEO of Jiayuan. “In the second quarter, we focused our efforts on attracting and retaining the highest quality users. We directed marketing spending at channels offering the most effective returns, and made important improvements to our desktop experience

(1)     This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended June 30, 2012, were made at an exchange rate of RMB6.3530 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on June 29, 2012. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

(2)     Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations”.

(3)     Operating expenses for the second quarter of 2011 included an IPO related share-based compensation expenses of RMB17.5 million in relation to the share-based awards granted to contractors and current and former employees which fully vested upon the completion of Jiayuan’s IPO in May 2011.

to increase user engagement and activity. In the second half of the year we expect to launch a number of new product initiatives for our desktop and mobile offerings which I’m confident will enable Jiayuan to extend our clear leading position in China’s online dating market.”

“In the second quarter, an increase in the paying user ratio and ARPU drove strong revenue growth while our effective control of expenses ensured healthy bottom line performance,” commented Mr. Shang Koo, CFO of Jiayuan. “We saw a decrease in selling and marketing expenses as we focused our marketing on channels with a higher ROI. However, in the second half of 2012, we expect selling and marketing expenses as a percentage of revenues to increase as we roll out promotional programs in support of our new products.”

Second Quarter 2012 Operational Results

The number of registered user accounts(4) as of June 30, 2012 was 67,657,540, with approximately 5.1 million new users acquired during the quarter.

The number of average monthly active user accounts(5) for the second quarter 2012 was 5,333,341, compared to 5,429,176, for the corresponding period of 2011 and 5,434,692 for the previous quarter.

The number of average monthly paying user accounts for the second quarter 2012 was 1,222,880, compared to 1,139,171 for the corresponding period of 2011 and 1,171,031 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the second quarter 2012 was RMB23.4, compared to RMB20.0 for the corresponding period in 2011 and RMB22.0 for previous quarter.

Second Quarter 2012 Financial Results

Jiayuan reported net revenues of RMB99.4 million (US$15.6 million) for the second quarter of 2012, representing a year-over-year increase of 19.2%. The increase was primarily due to growth in the Company’s online services business, and a

(4)     The number of registered user accounts is an accumulated amount and include both accounts that are registered on Jiayuan’s online platform and those registered on its wireless platforms.

(5)     Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan.com platform at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. quarter-over-quarter increase of 13.7% from RMB87.4 million due to growth in the online services business and an improvement in the events and VIP services business.

•                      Online services contributed RMB86.0 million (US$13.5 million), or 86.6% of net revenues for the second quarter of 2012, representing a year-over-year increase of 25.5% from RMB68.5 million, and a 11.3% sequential increase from RMB77.3 million for the previous quarter. The year-over-year increase was primarily attributable to an increase in the number of paying user accounts and an increase in ARPU. The quarter-over-quarter increase was primarily attributable to an increase in the number of paying user accounts.

•                      Events and VIP services contributed RMB12.8 million (US$2.0 million), or 12.9% of net revenues for the second quarter of 2012, representing a year-over-year decrease of 12.1% from RMB14.5 million, and a quarter-over-quarter increase of 26.2% from RMB10.1 million. The sequential increase was primarily attributable to improved performance of the VIP business following the stabilization of this business unit over the previous two quarters.

Cost of revenues for the second quarter of 2012 was RMB34.7 million (US$5.5 million), representing a year-over-year increase of 36.8% from RMB25.4 million, and a quarter-over-quarter increase of 11.6% from RMB31.1 million. The increase was in line with growth in the Company’s online services business.

Gross profit for the second quarter of 2012 was RMB64.7 million (US$10.2 million), representing a year-over-year increase of 11.5% from RMB58.0 million, and a quarter-over-quarter increase of 14.8% from RMB56.3 million.

Selling and marketing expenses were RMB29.8 million (US$4.7 million) for the second quarter of 2012, representing a year-over-year increase of 36.3% from RMB21.8 million, and a quarter-over-quarter decrease of 15.9% from RMB35.4 million. The year-over-year increase was attributable to increased marketing spending in line with business expansion. The sequential decline was a result of marketing spending being focused on more cost effective marketing channels and improvements in operational efficiency.

General and administrative expenses were RMB12.3 million (US$1.9 million) for the second quarter of 2012, representing a year-over-year decrease of 55.5% from RMB27.6 million for the corresponding quarter of 2011, and a quarter-over-quarter decrease of 5.0% from RMB12.9 million for the first quarter of 2012. The year-over-year decrease was primarily attributable to an IPO related share-based compensation expense of RMB17.5 million in the second quarter of 2011 in relation to the share-based awards granted to contractors, and current and former employees which fully vested upon the completion of

Jiayuan’s IPO, partially offset by the increase in professional fees as a public company. The slight quarter-over-quarter decrease was a result of one-time reductions in share-based compensation expenses of RMB4.3 million (US$0.7 million) related to forfeited and unvested options granted, which was partially offset by an increase in professional fees associated as a listed company as well as one-off expenses relating to restructuring of our non-core businesses and management resignations.

Research and development expenses were RMB4.1 million (US$651,000) for the second quarter of 2012, compared to RMB2.5 million for the corresponding quarter of 2011 and RMB4.1 million for the previous quarter. The year-over-year increase was due to continued investment in research and development for the Company’s online services.

Operating income for the second quarter of 2012 was RMB18.5 million (US$2.9 million), representing a yearly increase of 202.8% from RMB6.1 million for the corresponding quarter of 2011, and a sequential increase of 371.9% from RMB3.9 million in the previous quarter. Excluding share-based compensation expenses, non-GAAP operating income for the second quarter of 2012 was RMB19.0 million (US$3.0 million), representing a decline of 27.9% from RMB26.3 million for the corresponding quarter of 2011, and an increase of 142.9% from RMB7.8 million for the previous quarter.

Foreign currency exchange net loss for the second quarter of 2012 were RMB1.2 million (US$193,000), compared to a foreign currency exchange net gain of RMB61,000 for the first quarter of 2012 and net loss of RMB323,000 for the corresponding quarter of 2011. The foreign currency exchange net loss for the second quarter of 2012 was mainly attributable to RMB depreciation against the US dollar.

Net income attributable to Jiayuan(6) for the second quarter of 2012 was RMB20.5 million (US$3.2 million), more than 13 times the RMB1.4 million for the corresponding quarter of 2011 and a nearly three-fold increase from RMB5.2 million for the first quarter of 2012. Excluding share-based compensation expenses, non-GAAP net income attributable to Jiayuan for the second quarter of 2012 was RMB21.0 million (US$3.3 million), an decrease of 2.8% from RMB21.6 million for the corresponding quarter of 2011, and an increase of 130.5% from RMB9.1 million for the previous quarter.

Basic and diluted net income per ADS(7) for the second quarter of 2012 were RMB0.66

(6)     Since the third quarter of 2011, net income/(loss) attributable to Jiayuan is equivalent to net income/(loss) attributable to ordinary shareholders as all outstanding preferred shares were converted into ordinary shares upon the completion of Jiayuan’s IPO in May 2011.

(7)     Basic and diluted net loss per ADS are calculated based on net loss attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

(US$0.10) and RMB0.64 (US$0.10), compared to basic and diluted net loss per ADS of RMB0.01 for the corresponding quarter of 2011, and basic and diluted net income per ADS of RMB0.17 and RMB0.16, for the first quarter of 2012.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the second quarter of 2012 were RMB0.67 (US$0.11) and RMB0.65 (US$0.10), compared to RMB0.81 and RMB0.76 for the corresponding quarter of 2011 and RMB0.29 and RMB0.28 for the first quarter of 2012.

As of June 30, 2012, Jiayuan had cash and cash equivalents and short-term deposits of RMB604.9 million (US$95.2 million). Cash flows from operating activities for the second quarter of 2012 were RMB30.3 million (US$4.8 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the second quarter of 2012 were 32.2 million. As of June 30, 2012, the Company had 32.1 million ADSs outstanding, including 0.4 million ADSs issued to the depository for future exercise of options.

Third Quarter 2012 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB101 million to RMB103 million for the third quarter of 2012. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, Aug 16, 2012, at 8 p.m. U.S. Eastern Time (8 a.m. Aug 17, 2012 Beijing / Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

•	United States:	+1-646-2543-515
•	Hong Kong:	+852-3051-2745
•	United Kingdom (toll-free):	080-0015-9724
•	China:	400-1200-654

•	International/All other regions:	+65-6723-9385

Passcode:	18439121

A replay of the conference call may be accessed by phone at the following number until August 22, 2012:

International:	+61-2-8235-5000

Passcode:	18439121

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income attributable to Jiayuan.com International Ltd., net (loss)/income attributable to ordinary shareholders and net (loss)/income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation to Unaudited Condensed Consolidated Statement of Operations” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

Beijing

Melody Liu
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Martin Reidy
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York

Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	June 30,	March 31,	June 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	583,703	186,999	401,093	63,134
Term deposits	—	413,106	203,783	32,077
Accounts receivable, net	10,288	15,413	27,808	4,377
Deferred tax assets	2,017	2,666	3,196	503
Prepaid expenses and other current assets	7,971	15,404	13,774	2,168
Total current assets	603,979	633,588	649,654	102,259
Non-current assets:
Term deposit	—	10,000	10,000	1,574
Property and equipment, net	22,360	28,249	25,138	3,957
Total assets	626,339	671,837	684,792	107,790

LIABILITIES
Current liabilities:
Accounts payable	—	2,203	107	17
Deferred revenue	76,715	86,452	96,394	15,173
Accrued expenses and other current liabilities	22,612	25,764	31,087	4,893
Income tax payable	15,446	13,605	13,958	2,197
Total current liabilities	114,773	128,024	141,546	22,280
Non-current liabilities:
Deferred revenue — non current portion	—	1,234	760	120
Total Liabilities	114,773	129,258	142,306	22,400
SHAREHOLDERS’ EQUITY
Ordinary shares	338	341	342	54
Additional paid-in capital	513,608	528,239	526,283	82,840
Statutory reserves	392	5,792	5,792	912
(Accumulated deficit)/Retained earnings	(10,308)	13,184	33,722	5,306
Treasury shares	—	(1,518)	(21,951)	(3,455)
Foreign currency translation adjustments	7,536	(3,459)	(1,702)	(267)
Total shareholders’ equity	511,566	542,579	542,486	85,390

Total liabilities, redeemable convertible preferred shares and shareholders’ equity	626,339	671,837	684,792	107,790

 JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	June 30, 2011	March 31, 2012	June 30, 2012
	RMB	RMB	RMB	US$

Net revenues	83,347	87,409	99,376	15,643
Cost of revenues	(25,376)	(31,101)	(34,720)	(5,466)

Gross profit	57,971	56,308	64,656	10,177

Operating expenses:
Selling and marketing expenses	(21,847)	(35,386)	(29,774)	(4,687)
General and administrative expenses	(27,570)	(12,912)	(12,270)	(1,931)
Research and development expenses	(2,452)	(4,095)	(4,136)	(651)
Total operating expenses	(51,869)	(52,393)	(46,180)	(7,269)

Operating income	6,102	3,915	18,476	2,908

Interest (expenses)/income, net	(8)	3,300	3,628	571
Foreign currency exchange (loss)/gain, net	(323)	61	(1,229)	(193)
Other (loss)/income, net	(209)	1,637	1,210	190
Income before income tax	5,562	8,913	22,085	3,476
Income tax expenses	(4,129)	(3,685)	(1,547)	(244)

Net income attributable to Jiayuan.com International Ltd.	1,433	5,228	20,538	3,232

Accretion of redeemable convertible preferred shares	(979)	—	—	—
Income allocated to participating preferred shareholders	(648)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(194)	5,228	20,538	3,232

Net (loss)/income per ADS — Basic	(0.01)	0.17	0.66	0.10
Net (loss)/income per ADS — Diluted	(0.01)	0.16	0.64	0.10

ADSs used in computing basic net (loss)/income per ADS	24,792,563	31,443,735	31,189,651	31,189,651
ADSs used in computing diluted net (loss)/income per ADS	24,792,563	32,871,703	32,189,392	32,189,392

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended June 30, 2011			Three Months Ended March 31, 2012			Three Months Ended June 30, 2012
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income	6,102	20,199	26,301	3,915	3,892	7,807	18,476	487	18,963
Net income attributable to Jiayuan.com International Ltd.	1,433	20,199	21,632	5,228	3,892	9,120	20,538	487	21,025
Net (loss)/income attributable to ordinary shareholders	(194)	20,199	20,005	5,228	3,892	9,120	20,538	487	21,025
Basic net (loss)/income per ADS	(0.01)		0.81	0.17		0.29	0.66		0.67
Diluted net (loss)/income per ADS	(0.01)		0.76	0.16		0.28	0.64		0.65
ADSs used in computing basic net (loss)/income per ADS	24,792,563		24,792,563	31,443,735		31,443,735	31,189,651		31,189,651
ADSs used in computing diluted net (loss)/ income per ADS	24,792,563		26,368,955	32,871,703		32,871,703	32,189,392		32,189,392

Note:

(a)        To adjust for share-based compensation expense.